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Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com

June 29, 2005

VIA EDGAR AND HAND DELIVERY

Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Mail Stop 0405

Re:	CF Industries Holdings, Inc.—
Registration Statement on Form S-1 (File No. 333-124949)

Dear Mr. Schwall:

        We are writing on behalf of our client, CF Industries Holdings, Inc. (the "Company"), in response to the letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated June 16, 2005 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-1, filed with the Commission on May 16, 2005 (the "Registration Statement"). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. Unless otherwise indicated, the page references in the responses to the Staff's comments refer to Amendment No. 1.

        Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Rules on Information Requests, 17 C.F.R. Section 200.83 ("Rule 83"), with respect to portions of the supplemental materials set forth on Exhibit A and Exhibit B, which exhibits contain the legend "Confidential Treatment Requested by CF Industries Holdings, Inc."

General

1.
To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

        Response:    The Company has revised the Registration Statement in response to the Staff's comment.

2.
Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

        Response:    The Company respectfully advises the Staff that no decision with respect to prospectus artwork has been made. The Company will undertake to provide the Staff with copies of prospectus artwork prior to circulating the preliminary prospectus and acknowledges that the Staff will require sufficient time to review and comment.

3.
Ensure that your prospectus includes the latest and best information available. In your next amendment, also file all omitted exhibits and supply the information you currently omit, including, without limitation:

•
the number of shares to be sold;
•
the number and percentage of shares to be retained by CF Industries Holdings, Inc. after the offering;
•
the number of shares to be outstanding;
•
status of the new senior credit facility and the amount of outstanding borrowings;
•
identities of new directors and committee members;
•
the beneficial ownership information at page 89;
•
the number and the percentage of the offered shares to be reserved for the directed share program;
•
estimates for all unknown amounts, identified as such, in Item 13; and
•
the opinion of counsel regarding legality.

        Response:    The Company will undertake to file all exhibits as soon as possible. The Company acknowledges that the Staff will require sufficient time to review the exhibits once filed. The Company has revised the Registration Statement to include as much of the missing information as is currently available. The Company will revise the Registration Statement further in a subsequent pre-effective amendment to include additional information as it becomes available. The Company acknowledges that the Staff will require sufficient time to review the information once filed.

4.
Provide the estimated price per share price range of the offering or advise us of the proposed price range. We note that there is no market for the shares. We may have additional comments.

        Response:    The Company has not yet determined the estimated price range. The Company will revise the Registration Statement further in a subsequent pre-effective amendment to include the price range and acknowledges that the Staff will require sufficient time to review the information once filed.

5.
It is inappropriate to suggest that the information in the prospectus is "only" accurate as of its date. Similarly, it is inappropriate to include disclaimers and other language that suggests that your disclosure may be inaccurate or incomplete, as you have done under the caption "Market and Industry Data and Forecasts." Please make necessary revisions and move all such disclosure so that the summary and risk factors sections immediately follow the cover page.

        Response:    With respect to the first comment, the disclosure underneath the table of contents has been revised in response to this comment. With respect to the second two comments, the disclosure under the caption "Market and Industry Data and Forecasts" has been moved to page 23 and has been revised in response to the comments.

6.
We remind you that as stated in Securities Act Release No. 5180, a registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Security Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff's position in your response.

        Response:    The Company acknowledges that as stated in Securities Act Release No. 5180, a registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days after the commencement of the offering during which dealers must deliver a prospectus.

7.
Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing. Consult Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular address:

•
the communications used;
•
the availability of the preliminary prospectus;
•
the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
•
the funding of an account and payment of the purchase price.

        Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may comment further.

        Response:    The representatives have informed the Company that (except as set forth below and except in connection with the Directed Share Program, which is more fully described in response to comment #22 below) they do not intend to use any means of distributing or delivering the final prospectus other than by hand or the mails, or to use any forms of final prospectus other than printed prospectuses. Also, the preliminary prospectus may be made available in connection with internet roadshows as discussed below. In addition, one or more underwriters may make the prospectus in electronic format available on the web sites maintained by such underwriters. Additional disclosure regarding electronic distribution has been included on pages 112-113 of the Registration Statement.

        Harris Nesbitt Corp. has advised the Company that they will use the following electronic distribution procedures:

        Approximately two weeks prior to the scheduled offering date, the offering will be posted to the Harrisdirect web site (http://www.Harrisdirect.com) in the IPO Center. An e-mail will be sent to all Harrisdirect account holders with $50,000 or more in assets in their accounts, advising them that the offering has been added to the IPO Center. As a description of the offering, only information permitted under Rule 135 of the Securities Act of 1933 will be provided in the e-mail and on the IPO Center. Links in the IPO Center provide access to the preliminary prospectus.

        Harrisdirect account holders with at least $50,000 in assets in their accounts ("Qualified Account Holders") will be able to link to the IPO Center in the Harrisdirect web site and indicate interest on-line or contact Harrisdirect by telephone and enter an indication of interest. However, access to the preliminary prospectus is not limited to Qualified Account Holders, but is available to anyone through the Harrisdirect web site.

        Once the registration statement is declared effective and issue is priced, Harrisdirect Qualified Account Holders who have submitted indications of interest are advised by e-mail to reconfirm their original indications of interest (on-line or by telephone) to convert their indication of interest into a firm order (a "Reconfirmation").

        Based on the number of Reconfirmations received, Harrisdirect will allocate shares to account holders. Allocations are made by Harrisdirect based on its subjective judgment of what is in the issuer's best interest. Harrisdirect does consider the following criteria: asset level of the account; trading history of the account; tenure of the account at Harrisdirect; and post-offering activity in previous offerings before making its subjective allocation decision.

        Settlement for shares is regular way. A final copy of the offering prospectus is delivered hardcopy via US mail.

        Harris Nesbitt Corp. has further advised the Company that during November of 1999, the Staff reviewed DLJdirect's procedures regarding IPOs and "cleared" such procedures. Further inquiries about Harrisdirect, formerly CSFBdirect and DLJdirect, should be directed to Jennifer Ours (202.942.1838) or Kristina Chillinger in the Corporate Finance Division of the Commission. As a result of corporate mergers, DLJdirect was subsequently renamed CSFBdirect in October of 2000 and CSFBdirect was subsequently renamed Harrisdirect in February 2002. The procedures, emails and website of Harrisdirect in regards to the distribution of IPOs are the same as DLJdirect—only the corporate name has changed.

        Neither the Company nor any of the underwriters has any arrangements with a third party to host or access the preliminary prospectus on the internet, other than in connection with plans to conduct an internet roadshow through Yahoo! Inc. (www.netroadshow.com). While the underwriters may agree with this service provider to conduct an internet roadshow, the purpose of such agreement is not specifically to host or access the preliminary prospectus. The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site. Yahoo! Inc. has informed the underwriters that they conduct internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

Summary

8.
Provide us with support for your market share assertions and your claims regarding having the "largest" and "most versatile nitrogen fertilizer complex" in North America. Also support your claim that your key competitors are "more highly leveraged."

        Response:    The Company has provided the following support in response to the Staff's comment.

  •
  Market shares

        The table below shows U.S. commercial fertilizer use for the year ended June 30, 2004 stated in terms of tons of nutrient nitrogen and nutrient phosphate used, the Company's U.S. domestic sales of nitrogen and phosphate products on the same basis for the same time period, and the resulting market shares.

        The industry data is from "Commercial Fertilizers 2004", Association of American Plant Food Control Officials and The Fertilizer Institute, May 2005.

CF Share of U.S. Commercial Fertilizer Consumption
Tons of nutrient nitrogen and phosphate
Year ended June 30, 2004

	Industry	CF Sales	CF Share
Nitrogen Commercial Fertilizer
Total US	13,097,626	2,908,570	22%
Ten Core States*	6,461,697	1,866,085	29%
Phosphate Commercial Fertilizer
Total US	4,813,066	673,880	14%
Ten Core States*	2,412,073	483,330	20%
*
Ten states are IL, IN, IA, MO, MN, NE, ND, OH, SD, WI

  •
  Donaldsonville is the largest and most versatile nitrogen complex in North America.

        The Company's Donaldsonville Nitrogen Complex is the largest nitrogen production complex in North America measured by ammonia capacity, urea melt capacity and UAN solution production capacity. Ammonia is a nitrogen product and is also the raw material for urea and UAN production. Urea is a nitrogen product and a feedstock for UAN production. UAN is a nitrogen product. The three nitrogen products ammonia, urea and UAN account for approximately 75% of the North American nitrogen fertilizer market.

        The Company's Donaldsonville Nitrogen Complex is the most versatile nitrogen complex in North America because it has access to more modes of transportation for shipping product and has more production units than other North American nitrogen complexes. Access to a variety of modes of transportation allows the Donaldsonville Nitrogen Complex to efficiently serve a large subset of the total market in the Midwest, Southwest, and Southeast. Multiple process units give it the flexibility to alter product mix and the level of production to efficiently supply the products currently in demand.

        The table below summarizes the capacities and shipping flexibilities for the 10 largest nitrogen complexes in North America.

Top Ten North American Nitrogen Complexes Sorted by Annual Ammonia Production Capacity
Thousand Tons per Year

		Ammonia		Urea Melt					UAN 28%
											Dry Urea UAN at Maximum
		Capacity	# Plants	Dry Only	Sol Only	Both	Tot melt	# Plants	Capacity	# Plants
1 CF	Donaldsonville, LA	2,280	4	446	0	2,124	2,570	4	2,710	2	1,730
2 Agrium	Kenai, AK	1,416	2	1,201	0	0	1,201	2	0	0	1,201
3 CF	Medicine Hat AB	1,250	2	810	0	0	810	1	0		810
4 Koch	Sterlington LA	1,222	2	0	0	0	0		0		0
5 Agrium	Redwater AB	1,058	2	0	0	794	794	1	227	1	724
6 Terra	Verdigris OK	1,050	2	0	669	0	669	2	2,491	2	0
7 Koch	Enid OK	1,025	2	0	0	421	421	2	117	1	385
8 PCS	Augusta GA	758	1	0	0	552	552	2	731	1	325
9 Saskferco	Belle Plaine SK	714	1	0	0	1,067	1,067	1	290	1	977
10 Terra	Yazoo City MS	669	2	0	196	0	196	2	672	1	0

Subtotal Top 10		11,442		2,457	865	4,958	8,280		7,238		6,152

Industry capacity data From "North American Fertilizer Capacity", International Fertilizer Development Corporation, June 2004.

CF capacity data from CF records.

Outbound Shipping Modes
		Barge	Pipeline	Rail	Truck	Vessel
1 CF	Dville	yes	yes	yes	yes	yes
2 Agrium	Kenai, AK				???	yes
3 CF	Medicine Hat AB			yes	yes
4 Koch	Sterlington LA		yes	yes	yes
5 Agrium	Redwater AB			yes	yes
6 Terra	Verdigris OK	yes		yes	yes
7 Koch	Enid OK			yes	yes
8 PCS	Augusta GA			yes	yes
9 Saskferco	Belle Plaine SK			yes	yes
10 Terra	Yazoo City MS	yes		yes	yes

  •
  Leverage

        Compared to four of the major North American fertilizer producers, the debt component of the Company's capital structure, measured on both a gross and a net basis, represents a significantly smaller portion of total capitalization. The four competitors include the two major phosphate producers and the two largest, publicly-held nitrogen producers operating in North America. The information in the table below for the four competitors is compiled from those companies' filings with the SEC.

$Millions Company Name Period Ended	Mosaic 2/28/05	Terra 3/31/05	Agrium 3/31/05	PCS 3/31/05	CF 3/31/05
ST Debt & Current Portion LT Debt	98.4	0.1	49.0	104.5	19.9
Noncurrent Portion LT Debt	2,515.1	394.5	540.0	1,258.5	234.1
Other Debt	40.9 (a)				4.1 (b)

Debt	2,654.4	394.6	589.0	1,363.0	258.1
Cash & ST Investments	(110.7)	(205.0)	(326.0)	(479.0)	(465.8)
Customer Advances	40.5	114.0			235.6

Net Debt	2,584.2	303.6	263.0	884.0	27.9
Stockholders' Equity	3,162.4	493.2	977.0	2,450.2	813.2
Debt to Total Capitalization Ratio	45.6%	44.4%	37.6%	35.7%	24.1%
Net Debt to Capitalization Ratio	45.0%	38.1%	21.2%	26.5%	3.3%
(a)
Notes due to a Cargill affiliate ($40.5 million short-term and $0.4 million long term)

(b)
Long term note to Canadian Fertilizers Limited minority interest holder

Risk Factors, page 11

9.
Revise your captions so that they are precise and concise and identify in each case the potential harm. Among captions requiring revision are "Our business is cyclical," "Our forward pricing program may not be successful" and "Our operations are dependent upon raw materials provided by third parties."

        Response:    Where appropriate, the Company has revised the captions of its risk factors in response to this comment.

10.
Eliminate language that tends to mitigate the risk or is extraneous to the risk factor discussion. Examples include clauses that begin "although" or "while," your reference to maintaining insurance policies at "customary industry" levels and the excess detail under "Our operations are dependent on numerous required permits." Also rather than indicating you cannot "assure" or provide assurance of a particular outcome, state the risk directly and plainly.

        Response:    Where appropriate, the Company has revised its risk factor disclosure in response to this comment.

The Reorganization Transaction, page 23

11.
Advise us whether you considered seeking a ruling by the Internal Revenue Service regarding whether the tax benefits from the related deferred tax asset would be realizable after the completion of the offering. Disclose in necessary detail and with quantification the potential consequences relating to the deferred tax asset, including the valuation allowance and the amount of payments you might need to make to the owners of CF Industries due to taxes actually saved. Include new Risk Factors disclosure regarding the uncertainty, if appropriate. We may have additional comments.

        Response:    The Company has considered seeking a ruling from the Internal Revenue Service (the "IRS") on whether the tax benefits from the Company's net operating loss carryforwards ("NOLs") would be realizable after completion of the offering and has had informal, preliminary discussions about the issue with representatives of the national office of the IRS. The Company may pursue a ruling, although it is not clear whether a ruling could be obtained.

        The treatment of the NOLs and the Company's agreement with the owners of CF Industries, Inc. ("CF Industries") related to the NOLs (the "NOL Agreement") are discussed in "The Reorganization Transaction" on pages 24-25 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 37-38. The consequences of the application of the valuation allowance on the NOLs on the Company's financial statements will also be reflected in the "As Adjusted" column in "Summary Historical Financial and Operating Data" on page 8 and in "Capitalization" on page 27. As reflected in this disclosure, the tax asset relating to the NOLs will be fully offset by a 100% valuation allowance upon completion of the offering and under the NOL Agreement any value (i.e., reduction in taxes paid) that is actually realized by the Company from the use of the NOLs after the offering will be paid to the current owners of CF Industries. The amount of such payments, if any, cannot be determined at this time and will depend on a number of factors, including the ability of the Company to utilize existing NOLs to offset taxable income generated after completion of the offering, the amount of NOLs the Company has remaining at the completion of the offering, the amount and timing of the future income the Company earns that can be offset by those NOLs and the tax rates in effect at the time such income is earned.

        As a result of the application of the 100% valuation allowance on the tax asset and the NOL Agreement, the Company's balance sheet will not reflect any tax asset associated with the NOLs and the Company will not be entitled to the benefit of any NOLs that may ultimately be realized. Any risk of uncertainty relating to the NOLs is borne by the current owners of CF Industries and not by investors in the Company's common stock. Accordingly, the Company has not included additional risk factor disclosure in response to the Staff's comment.

12.
Identify the "owners" that are party to the transaction. We note the tabular presentation at page 88 in that regard. Briefly disclose how the transaction was agreed upon, and provide other relevant background details.

        Response:    The disclosure on page 24 has been revised in response to this comment.

Dividend Policy, page 25

13.
Disclose the per share amount and dividend yield, and specify how long you intend to pay quarterly cash dividends. Discuss in necessary detail the limitations on your ability to pay dividends, providing quantification as appropriate. We may have additional comments.

        Response:    The disclosure on page 26 has been revised in response to this comment. The Company is also in the process of completing the documentation for a new senior secured credit facility. The new senior secured credit facility is expected to contain the only contractual limitations on the Company's ability to pay dividends. The Company will revise the Registration Statement to include additional information, including relating to the covenants that may restrict the Company's ability to pay dividends, once that information becomes available. The Company acknowledges that the Staff will require sufficient time to review the information once filed.

Management's Discussion and Analysis, page 32

14.
Expand your discussion under "Cash Flows" at page 46 to explain in greater detail why you created a new definition for "working capital." Also clarify the references to "favorable changes in working capital" in the same periods that working capital decreased. Provide all missing quantification to make the comparisons more meaningful.

        Response:    The disclosure on pages 50-51 has been revised in response to this comment.

Management, page 78

15.
Ensure that you state the principal business conducted by each employer within the five year period, including Modine Manufacturing Co. and Eaton Corporation.

        Response:    The disclosure on pages 83-84 has been revised in response to this comment.

16.
A number of sketches appear to include gaps. Among others, refer to the sketches for Messrs. Thomas, Barnard and Summa. Revise the sketches to provide months and years for the five year periods, so that there are no gaps or ambiguities with regard to time.

        Response:    The disclosure on pages 83-84 has been revised in response to this comment. The biographies for Mr. Thomas and Mr. Barnard each include short gaps, representing time between positions, immediately prior to their joining the Company.

Certain Relationships and Related Party Transactions, page 87

17.
We note your disclosure regarding the terms of the Hayes Terminal transaction. Disclose whether future transactions with affiliates will be on terms no less favorable to you than could be obtained from unaffiliated third parties.

        Response:    The Company has advised us that, following the offering, all significant transactions between the Company and its affiliates will be reviewed and approved by the Audit Committee of the Company's Board of Directors, which will, subject to any applicable rules relating to post-IPO transition periods, be comprised solely of independent directors (as defined by the New York Stock Exchange rules relating to the composition of audit committees). The Company expects that in connection with the Audit Committee's review and approval of affiliate transactions, the Audit Committee will consider, among other things, the terms and conditions of the proposed transaction with the affiliate in relation to the terms and conditions that could be obtained from an unaffiliated third party.

Underwriters, page 105

18.
Expand your disclosure to describe all the "legal matters" and "other conditions" to which you refer in the second sentence of the second textual paragraph on page 105.

        Response:    The Company does not believe that expanded disclosure on the conditions precedent to the underwriters' obligations to pay for and accept delivery of shares of the Company's common stock is necessary or required by Item 508 of Regulation S-K, or that the additional information requested would be material to investors. The instruction to Item 508(a) makes it clear that "[a]ll that is required as to the nature of underwriters' obligation is whether the underwriters are or will be committed to take and to pay for all of the securities if any are taken. .. . Conditions precedent to the underwriters' taking the securities, including 'market-outs,' need not be described except in the case of any agency or 'best efforts' arrangement." In addition, a form of the underwriting agreement will be filed as an exhibit to the Registration Statement, and investors may refer to such exhibit for additional information regarding conditions precedent to the underwriters' obligations. Accordingly, the Company has not included any additional disclosure in response to the Staff's comment.

19.
With a view toward disclosure, advise us whether there are any agreements or understandings, tacit or otherwise, for the underwriter to consider a release of any locked-up shares prior to the expiration of the 180 day lockup period.

        Response:    The Company has advised us that there is presently no agreement or understanding, tacit or otherwise, for Morgan Stanley to consider a release of any locked-up shares prior to the expiration of the relevant lockup period. For this reason, the Company has not included any additional disclosure in response to the Staff's comment. Morgan Stanley has advised the Company that it does not have any pre-established conditions to waiving the terms of the lock-up agreements and that it grants waivers after evaluating the unique facts and circumstances of each individual's request for such a waiver. Therefore, the Company believes that any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Morgan Stanley to waive lock-up restrictions in this transaction.

20.
Revise the disclosure in the third sentence under "Pricing of the Offering" at page 108 to identify all material factors and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

        Response:    The disclosure on page 113 of the Registration Statement has been revised in response to this comment.

Directed Share Program, page 108

21.
Provide us with any materials given to potential purchasers of the reserved shares.

        Response:    Supplemental information relating to the materials that will be distributed to potential recipients of directed shares is attached as Annex A to the hard copy of this letter. We are requesting return of Annex A pursuant to SEC Rule 418(b) under the Securities Act of 1933.

22.
Describe the mechanics of how and when these shares will be offered and sold. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Advise us whether direct share purchasers are required to establish accounts before the effective time. Explain how the procedures for the direct share program differ from the procedures for the general offering to the public.

        Response:    The Company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program ("DSP"). The Company will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients. The Company has selected Morgan Stanley to administer its DSP. The mechanics of the program are outlined below.

        The Company will choose the potential recipients of the directed shares from its directors, officers, employees, and former officers. The Company will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to Morgan Stanley. Morgan Stanley will send an e-mail about the DSP to potential recipients and direct potential participants to log on to the Morgan Stanley DSP website. For certain individuals (e.g., individuals who do not have access to the Internet), Morgan Stanley will mail a copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient. The DSP website and materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with Morgan Stanley. To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.

        Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Morgan Stanley will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers. The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.

        All prospective recipients will be required to purchase shares through a Morgan Stanley account. Individuals who do not have an account with Morgan Stanley will be required to open an account based on the information provided on the subscription documents.

        The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing. Once the deadline expires, Morgan Stanley will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

        Once the offering has been priced and the registration statement relating to the offering has been declared effective, Morgan Stanley will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Morgan Stanley will mail a written confirmation of the purchase accompanied by a final prospectus.

        The directed share program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures that the underwriters will use to offer securities to the general public.

Financial Statements

23.
Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

        Response:    The Company has revised the registration statement to include unaudited financial statements as of March 31, 2005, and for the three months ended March 31, 2004 and 2005. If necessary, the Company will continue to update its financial statements to comply with Rule 3-12 of Regulation S-X.

24.
Provide a currently dated consent from the independent accountants in your amendment.

        Response:    A currently dated consent is included in Amendment No. 1.

Note 15—Property, Plant & Equipment—Net, page F-23

25.
Please remove the reference in the first line item to mineral reserves and replace it with an appropriate description. For example, if the costs relate to mineral rights, you should so state. In addition, separately disclose the cost of the land. We may have additional financial statement comments after we have considered your responses to the engineering comments in this letter.

        Response:    Note 15 has been revised in response to this comment. Because the Company owns the real property constituting its mine in fee, the Company believes that "mineral reserves" is the appropriate line item description.

Engineering Comments

General

26.
You disclose phosphate reserve estimates for your Hardee phosphate complex. Please forward to our engineer as supplemental information, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7. This includes:

•
Location, property, permitted area and summary geological maps,
•
A brief description of your sampling and analysis procedures,
•
Drill-hole maps showing drill intercepts for all reserves,
•
A few representative geologic cross-sections and drill logs,
•
Listing of criteria used to determine what categories of reserve your mineral materials should be reported in,
•
Justifications for the drill hole spacings used at various reserve classification levels,
•
A detailed description of your procedures for estimating "reserves,"
•
A breakout of all proven and probable reserves by mine or property,
•
All reserve audit or review reports that were produced for your mines and properties within the last three years,
•
A listing of phosphate rock market prices for the last three years,
•
Copies of pertinent economic, engineering, or geological reports, or feasibility studies concerning your properties that are needed to establish the existence of reserves as defined in Industry Guide 7.

  Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry/htm#secguide7.

        Response:    Supplemental materials have been provided to Mr. Baer, Mining Engineer, under separate cover, dated June 23, 2005. The Company has requested confidential treatment for these materials in accordance with Rule 83(b) and the return of these materials in accordance with Rule 418(b) under the Securities Act of 1933, as amended.

27.
Please provide to us:

  •
  A description of land ownership and leases for your phosphate mining operations.

  •
  The terms of any underlying agreements or royalties that exist for each property with reserves listed in this section.

        Response:    The Company has provided the following supplemental information in response to the Staff's comment.

  •
  A description of land ownership and leases for your phosphate mining operations.

    The property that comprises the CF Industries Hardee Phosphate Complex is located at 6209 North County Road 663, Bowling Green, Florida, in northwest Hardee County and is owned in fee by CF Industries. All of the land is owned in fee and none is leased for mining.

  •
  The terms of any underlying agreements or royalties that exist for each property with reserves listed in this section.

    The Company has no royalty or lease agreements that affect its phosphate operations. However, there are underlying agreements with the US Army Corps of Engineers and the Florida Department of Environmental Protection developed as a result of the wetland permitting process which impose restrictions on the post-mining and reclamation development activities on certain portions of the land currently permitted for mining that makes up the South Pasture, which is the area that the Company currently mines. These agreements do not restrict recovery of listed reserves and only serve to limit or restrict post-mining and reclamation activities on the designated properties.

    The majority of the land that makes up the South Pasture is also subject to certain reservations that do not affect the recovery of the listed phosphate reserves but relate to oil, gas and deep minerals that are not in the scope of the mining activities planned for this property by the Company. These reservations do not apply to property that is adjacent to the current reserves, the South Pasture Extension ("SPE").

28.
Concerning your phosphate reserves, please provide to us:
•
A discussion about the types of permits required and extent of your completed permitting, either in term of the number of years of future production that are currently permitted or a date that permits expires.
•
An assessment of the potential issues that could prevent you from further permitting of your phosphate reserves.
•
Relate the extent that the areas where you have designated reserves have had wetland surveys completed that are used to delimit the extent of permitable mining areas.

        Response:    The Company has provided the following supplemental information in response to the Staff's comment.

  •
  A discussion about the types of permits required and extent of your completed permitting, either in term of the number or years of future production that are currently permitted or a date that permit expires.

  (A)
  South Pasture Reserves:

      Recovery of the South Pasture Reserves at the Hardee Phosphate Complex requires several permits and authorizations which are currently in place from local, state, and federal regulatory agencies. At the local level, a development order, authorizing mining and reclamation, is required via the DRI process from Hardee County with input from the Central Florida Regional Planning Council ("CFRPC"). Additionally, the utilization of water resources requires authorization from the Southwest Florida Water Management District ("SWFWMD") via the Water Use Permit ("WUP"). Additional permits and approvals are required at the State level through the Florida Department of Environmental Protection ("FDEP"): (1) a Wetland Resource Permit ("WRP") is required for wetland impacts, (2) mining and reclamation schemes and schedules require authorization via approval of the Conceptual Reclamation Plan ("CRP"), and (3) the treatment and discharge of process water requires authorization under the National Pollutant Discharge Elimination System ("NPDES") permitting program delegated to the State of Florida by the U.S. Environmental Protection Agency ("EPA"). At the Federal level, wetland impacts require approval via a Section 404 Wetland Permit from the Army Corp of Engineers ("ACOE").

      As of January 1, 2005 approximately 60 million tons of phosphate rock reserves in the South Pasture are permitted for mining. An additional 7 million tons of reserve are permitted but will require further study to determine the feasibility of their recovery. A summary for the South Pasture of existing permits and their expiration follows:

AGENCY	AUTHORIZATION	EXPIRATION	STATUS
Hardee County	Development Order	2011	Extension in Progress
SWFWMD	WUP	2005	Routinely Renewed Every 10 Years — In Process
FDEP	WRP	Life of Mine
FDEP	CRP	Life of Mine
FDEP	NPDES	2008	Routinely Renewed every 5 Years
ACOE	404 Wetland Permit	2029	Covers life of permitted reserves

  (B)
  South Pasture Extension Reserves:

      The Company has initiated the process of applying for authorization and permits to expand the geographical area of its mine to include the SPE property the Company has acquired adjacent to the current reserves. The SPE contains an estimated 35 million tons of recoverable phosphate reserves, representing an additional 10 years of operations at current rates. Recovery of these reserves will require modification or procurement of the above listed authorizations.

  •
  An assessment of the potential issues that could prevent you from further permitting of your phosphate reserves.

    Similar recent permit approvals have faced legal challenge by various entities including neighboring local government bodies, public water supply authorities, and environmental groups. In response to the recent public scrutiny and judicial rulings, regulatory agencies now require that a greater level of detail be provided in support of permit applications. While these circumstances have necessitated a much more intensive permitting effort, the Company believes that they have served to define a framework for the permitting process for new or expanded projects.

  •
  Relate the extent that the areas where you have designated reserves have had wetland surveys completed that are used to delimit the extent of permitable mining areas.

    Wetland surveys have been completed for all of the areas in which we have designated reserves. Additionally, binding jurisdictional statements have been issued by both the FDEP and the ACOE for the reserves which are currently permitted for mining. Binding jurisdictional assessments are underway for the SPE property. The estimate of 35 million tons of recoverable phosphate reserves in the SPE is reflective of the anticipated permitable mining areas based on recent similar permitting efforts.

29.
Please provide to us the following:
•
An assessment of the adequacy of your current tailings containment facilities for your phosphate mine associated processing operations.

•
Your plans for any additions or expansions of these tailings containment facilities.

        Response:    The Company has provided the following supplemental information in response to the Staff's comment.

  •
  An assessment of the adequacy of your current tailings containment facilities for your phosphate mine associated processing operations.

    The Company's mining operations do not produce "tailings" that are permanently stored as wastes typical of non-phosphate sectors of the mining industry. The "tailings" produced by the Company's processing operation consist of sand and clay which are used as reclamation materials to build the landforms and features specified in the Company's approved CRP. Utilization of these materials for reclamation purposes requires construction of slightly above grade embankments to accommodate the hydraulic placement and subsequent dewatering and consolidation of these materials. These embankments are specified in the Company's approved CRP.

  •
  Your plans for any additions or expansions of these tailings containment facilities.

    "Tailings" containment facilities are added as mining operations progress in accordance with the Company's approved CRP.

30.
Please provide us with a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated "reserves" for any of the last three years. Note that "total cash cost" is generally not the same as "annual operating costs" as defined above. If sales were totally in-house, base revenues on an appropriate free market price for phosphate rock. You may wish to request confidentiality treatment for this information.

        Response:    All of the phosphate rock produced by the Company at its Hardee Mine is used by them to produce phosphate fertilizers at the Company's Plant City Phosphate Complex—the Company does not sell phosphate rock. The Company has advised us that as there is no commercial market for phosphate rock, there is no meaningful market price. Accordingly, the Company is unable to provide information regarding the operating profits or losses of its phosphate mines. Supplemental information regarding operating costs of the Company's phosphate mine is attached as Exhibit A. Portions of Exhibit A have been omitted as the Company is requesting confidential treatment for those portions pursuant to Rule 83. The omitted portions have been indicated by asterisks ("*****") and have been submitted separately to the Staff.

31.
Please provide a table that shows for each phosphate mine, tonnage and grade estimates of proven and probable reserves for the past two years, annual mine production for each mine for the past three years, and indicate the extent the tonnage that is leased or owned.

        Response:    All tonnage at the Company's mine is owned by the Company. Supplemental information regarding tonnage, grade estimates and mine production is attached as Exhibit B. Portions of Exhibit B have been omitted as the Company is requesting confidential treatment for those portions pursuant to Rule 83. The omitted portions have been indicated by asterisks ("*****") and have been submitted separately to the Staff.

*      *      *

        After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0816) or Richard C. Witzel, Jr. (312-407-0784) with any questions or further comments you may have.

Sincerely,
/s/ BRIAN W. DUWE
Brian W. Duwe

Attachments

cc:	Barry Stem (Securities and Exchange Commission)
Roger Baer (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Carrie Darling (Securities and Exchange Commission)
Douglas C. Barnard (CF Industries Holdings, Inc.)
Richard D. Truesdell, Jr. (Davis Polk & Wardwell)

Confidential Treatment Requested
by CF Industries Holdings, Inc.
Identifying Number: CFH 06292005 EXBA

Exhibit A

        The table below summarizes operating costs incurred at the Company's phosphate mine in each of the past three years.

Summary of Hardee Mine Operations

	2002		2003	2004
Production Volume — Million Tons		*****	*****	*****
Operating Costs — $/Ton
Cash Operating Costs
Payroll		*****	*****	*****
Power		*****	*****	*****
Materials & Supplies		*****	*****	*****
Contract Maintenance		*****	*****	*****
Purchased & Professional Services		*****	*****	*****
Severance Taxes		*****	*****	*****
Other Cash Costs		*****	*****	*****

Total Cash		*****	*****	*****
Accrual for Reclamation & Waste Disposal		*****	*****	*****
Noncash Costs
Amortization of Dam Building		*****	*****	*****
Depletion		*****	*****	*****
Depreciation		*****	*****	*****

Total		*****	*****	*****

Total Operating Costs	$	*****	*****	*****

Confidential Treatment Requested
by CF Industries Holdings, Inc.
Identifying Number: CFH 06292005 EXBB

Exhibit B

        The following is a table that shows tonnage and grade estimates of proven and probable reserves for the past two years and annual mine production for the past three years for each phosphate mine.

  Hardee Phosphate Complex Reserves:

  As of 1-1-05: ***** million tons, ***** BPL

  As of 1-1-04: ***** million tons, ***** BPL

  Mine production:

Year	Tons	BPL
2004	*****	*****
2003	*****	*****
2002	*****	*****

QuickLinks

  Confidential Treatment Requested by CF Industries Holdings, Inc. Identifying Number: CFH 06292005 EXBA
  Confidential Treatment Requested by CF Industries Holdings, Inc. Identifying Number: CFH 06292005 EXBB